EXHIBIT 12.1

ENTERTAINMENT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Nine Months Ended September 30, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006
Earnings:
Income before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations (1)	$63,710	$115,096	$33,629	$124,790	$96,239	$80,521
Fixed charges	54,433	72,731	66,206	65,638	56,968	49,092
Distributions from equity investments	2,176	2,482	986	2,262	1,239	874
Capitalized interest	(386)	(383)	(600)	(797)	(494)	(100)

Adjusted Earnings	$119,933	$189,926	$100,221	$191,893	$153,952	$130,387

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$54,021	$72,311	$65,531	$63,931	$56,097	$48,866
Interest income	26	37	75	910	377	126
Capitalized interest	386	383	600	797	494	100

Total Fixed Charges	$54,433	$72,731	$66,206	$65,638	$56,968	$49,092

Ratio of Earnings to Fixed Charges	2.2x	2.6x	1.5x	2.9x	2.7x	2.7x

(1)	Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the nine months ended September 30, 2011 includes a $27.1 million impairment charge for properties held and used. Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2010 includes a $0.5 million impairment charge for other assets and $0.7 million in provision for loan losses. Earnings before gain on sale of land, equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2009 includes $2.1 million in impairment charges for properties held and used and $71.0 million in provision for loan losses.